FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This is a translation of a Spanish language relevant fact.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A., in compliance with Article 82 of the Spanish Securities Law 24/1988 of July 28, hereby notifies the National Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following

RELEVANT FACT

Public notice is hereby given with respect to the ruling (auto) notified to this company on this date issued in the procedure 523/05 pending before Court for Business Matters No. 3 of Madrid for the alleged existence of a collusive agreement between GAS NATURAL SDG, S.A. and IBERDROLA, S.A. in connection with the tender offer by GAS NATURAL SDG, S.A. for ENDESA, S.A. Said ruling refers exclusively to the motion for injunctive relief (medidas cautelares) and is not a prejudgment of the merits of the case.

The dispositive portion of the Court ruling states:

“Considering the motion for injunctive relief (medidas cautelares) submitted by the attorneys for ENDESA against GAS NATURAL SDG, S.A. and IBERDROLA, I order the suspension and declare [the following] suspended:

a)	The processing of the OPA made by GAS NATURAL SDG, S.A. on September 5, 2005 for the share capital of ENDESA and, consequently, the execution of all acts relating to, or connected with, said OPA, in particular, the acquisition of ENDESA shares by GAS NATURAL.

b)	The execution of the agreement of September 5, 2005 signed between GAS NATURAL and IBERDROLA.

To enforce the preceding measures, the petitioner must first furnish a bond in the amount of ONE THOUSAND MILLION EUROS, to address possible damages arising from the adoption and maintenance of the agreed injunctive measures (medidas cautelares), by means of a joint bank guarantee (aval bancario solidario), in favor of this Court, unconditional, of indefinite duration, which can be executed on first demand, to be furnished within the term of TEN DAYS.

No special pronouncement is made on the subject of costs.

Let the parties be notified of this decision, informing them that such decision can be appealed before the Provincial Court of Madrid (Audiencia Provincial de Madrid), to be prepared in writing and submitted to this Court, within the term of five days following the date of notification, and shall be admitted without suspensive effects.

Let this decision be made known fully and immediately, at the same time as the parties are given notice, to the Service of the Defense of Competition (Servicio de Defensa de la Competencia) and to the National Securities Market Commission, informing them that the measures ordered shall solely be effective once the bond is established, and is accepted by a new resolution to be issued by this Court, which will also be communicated to them.”

GAS NATURAL SDG S.A. will proceed to analyze the ruling notified to it and to adopt the measures that it deems adequate for the defense of its interests.

Nevertheless, as the measures ordered by the Court shall only be effective if ENDESA S.A. furnishes the bond of one thousand million euros, established for purposes of dealing with any adverse consequences that may occur in the form of damages, GAS NATURAL SDG, S.A. awaits the decision of the administrative body of ENDESA, S.A. and the decisions of the National Securities Market Commission in the process of competing bids, given the impact on all of the companies involved and their shareholders.

Barcelona, March 21, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: March 21, 2006	By:	/s/ Carlos J. Álvarez Fernández
Name: Carlos J. Álvarez Fernández
Title: Chief Financial Officer